Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (314) 577-3251

August A. Busch IV
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

> **Re: Anheuser-Busch Companies, Inc.**
> **Definitive 14A**
> **Filed March 12, 2007**
> **File No. 1-07823**

Dear Mr. Busch:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Additional Information Concerning the Board of Directors of the Company, page 11

1. Please identify the independence standards that you have used within the body of the proxy statement and set forth the requirements of those standards.

2. Please provide the disclosure required by Item 407(a)(3) of Regulation S-K in the body of the proxy statement instead of referring to an appendix to the proxy statement.

Committees of the Board, page 14

3. Describe the material elements of the policy with regard to consideration of any director candidates recommended by security holders. See Item 407(c)(2)(ii) of Regulation S-K. Also, discuss fully the procedures that security holders must follow to recommend a director nominee, and disclose the specific minimum qualifications and any specific qualities or skills that directors must possess. See Item 407(c)(2)(iv) and (v) of Regulation S-K. Please discuss these matters fully in the proxy statement rather than referring to an appendix or to your website.

Elements of Compensation, page 26

4. Clarify the role of each of the independent compensation consultants throughout this section. In the compensation committee disclosure that appears on page 14, you differentiate the roles of Mercer HR Consulting and Hewitt Associates and indicate that Mercer was retained by the compensation committee while management retained Hewitt. The discussion in this section indicates that the peer group was chosen in consultation with both independent compensation consultants, yet the compensation committee disclosure indicates that Mercer reviewed and provided observations on the composition of the peer group and it does not appear that Hewitt was involved in that process. Clarify the duties and responsibilities of each consultant and identify each consultant by name. Also, disclose whether human resources management analyzed data from the broader general industry for compensation information for certain of its executive officers because it did not have available data for those positions. If so, identify the companies whose data human resources management reviewed.

5. The disclosure briefly indicates that the compensation committee considers the chief executive officer's recommendation based on each executive's responsibility, performance and overall contribution. You also indicate that the annual incentive for each of the named executive officers is designed to reward individual achievements. Please provide analysis regarding the manner in which the compensation committee and the chief executive officer, as applicable, structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution,

describing the elements of individual performance and/or contribution that have been taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Base Salary, page 27

6. You state that two of the positions of the officers have been benchmarked. Please clarify which positions you have benchmarked and further explain what considerations are taken into account to slot executives "within the executive structure based on internal job value."

Annual Incentive, page 27

7. Please specify the nature of the "adjustments for certain items" that are made to pre-tax income in establishing your executive officer bonus pool. Please discuss whether you establish the categories of adjustments in advance. Also, describe the types of extraordinary circumstances that would lead the compensation committee to award an annual incentive if the company failed to meet the minimum level of performance. See Item 402(b)(2)(vi) of Regulation S-K.

8. You have referred to each named executive officer's maximum award percentage and a threshold requirement for the annual incentive. However, you have not included in the grants of plan-based awards table required by Item 402(d) of Regulation S-K the estimated future payouts under non-equity incentive plan awards for grants under the bonus pool. Also, you did not include amounts awarded under the bonus pool in the non-equity incentive plan compensation column of the summary compensation table required by Item 402(c) of Regulation S-K. For guidance, see Question 4.02 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

CEO Transition, page 30

9. You have not provided a quantitative discussion of the terms of the operating profit, return on capital employed, earnings per share and cash flow to total debt goals that the compensation committee established for 2006. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion under Instruction 4 to Item 402(b) of Regulation S-K. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

2006 Compensation Decisions, page 30

10. Please identify any named executive officer who may have received a compensation increase instead of referring to that person generally as the named executive officer. Also discuss the reasons for any significant increases in compensation and the reasons for the +/- 20% or other material variance in median salary and other elements of compensation. See Item 402(b)(2)(ix) and (vii) of Regulation S-K.

11. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Busch IV received the highest bonus of $1.2 million, which was two times the next highest bonus paid to any of the continuing named executive officers. Similarly, Mr. Busch IV received grants of options valued at approximately $7.2 million and grants of restricted stock with estimated payouts of approximately $3.2 million, which were significantly higher than the grants to any other named executive officer. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Outstanding Equity Awards at Fiscal Year-End, page 36

12. You indicate that the options become exercisable in three equal installments each year beginning on the first anniversary of the grant date. Please specify the vesting date for each award. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel